January 6, 2016	Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel +1 312 782 0600 Main Fax +1 312 701 7711 www.mayerbrown.com

VIA EDGAR
Laura D. Richman
Terrence O’Brien Tracey McKoy Securities and Exchange Commission 100 F Street NE Washington, D.C. 20549	Direct Tel +1 312 701 7304 Direct Fax +1 312 706 8194 lrichman@mayerbrown.com

Re: Innospec Inc. – Extension of SEC comment letter response date

Dear Mr. O’Brien and Ms. McKoy:

Mayer Brown LLP is counsel to Innospec Inc. (the “Company”). This letter confirms the conversation that Ian Cleminson, Executive Vice President and Chief Financial Officer of the Company, had with your office, agreeing that the Company has until January 31, 2016 to respond to the SEC comment letter dated December 18, 2015. This correspondence will be included in the company’s EDGAR correspondence file.

Please call me at (312) 701-7304 if I can be of any further assistance.

Yours sincerely,

/s/ Laura D. Richman

Laura D. Richman

Mayer Brown LLP operates in combination with other Mayer Brown entities (the “Mayer Brown Practices”), which have offices in North America,

Europe and Asia and are associated with Tauil & Chequer Advogados, a Brazilian law partnership.